Exhibit 99.1

LEDDARTECH HOLDINGS INC.

VIA SEDAR+

January 16, 2025

To:	All depositories Autorité des marchés financiers (Québec)

Dear Sir/Madam:

Re:	LeddarTech Holdings Inc. (the “Issuer”) Notice of Meeting and Record Dates

We advise of the following with respect to the Issuer’s upcoming Meeting of Shareholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	March 26, 2025
Record Date for Notice of Meeting:	February 14, 2025
Record Date for Voting (if applicable):	February 14, 2025
Beneficial Ownership Determination Date:	February 14, 2025
Meeting Location (if available):	Virtual Meeting
Notice-and-access for registered shareholders:	Yes
Notice-and-access for non-registered shareholders:	Yes
Notice-and-access stratification criteria:	No
Issuer sending proxy related materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes

Classes of securities entitled to receive notice of meeting and to vote:

Description	CUSIP Number	ISIN
Common Shares	52328E	CA52328E1051

Sincerely,

/s/ David Torralbo
David Torralbo
Chief Legal Officer and Corporate Secretary